Exhibit 99.1

INDIVIOR PLC (the 'Company')

DIRECTOR DECLARATION

Richmond, VA, and Slough, UK, November 15, 2024 - The Board of Directors of Indivior PLC (Nasdaq/LSE: INDV) have agreed that Jerome Lande will continue to serve as a Non-Executive Director until December 31, 2024, whereupon he will step down from the Board.

The Company's relationship agreement with Scopia Capital Management LP ("Scopia"), otherwise due to expire on December 31, 2024, has terminated in accordance with its terms because the aggregate of Scopia's and its affiliates' interests in the issued share capital of the Company has reduced below the threshold for automatic termination. Notwithstanding that the threshold for automatic termination has been crossed, the Board and Scopia have agreed that Jerome Lande will continue to serve as a Non-Executive Director until December 31, 2024.

The Board would like to express its sincere thanks to Jerome for his significant contribution to Indivior since joining the Board in 2021.

About Indivior

Indivior is a global pharmaceutical company working to help change patients' lives by developing medicines to treat substance use disorders (SUD), overdose and serious mental illnesses. Our vision is that all patients around the world will have access to evidence-based treatment for the chronic conditions and co-occurring disorders of SUD. Indivior is dedicated to transforming SUD from a global human crisis to a recognized and treated chronic disease. Building on its global portfolio of OUD treatments, Indivior has a pipeline of product candidates designed to both expand on its heritage in this category and potentially address other chronic conditions and co-occurring disorders of SUD. Headquartered in the United States in Richmond, VA, Indivior employs over 1,000 individuals globally and its portfolio of products is available in over 30 countries worldwide. Visit www.indivior.com to learn more. Connect with Indivior on LinkedIn by visiting www.linkedin.com/company/indivior.

For Further Information

Investor Enquiries	Jason Thompson	VP, Investor Relations Indivior PLC	+1 804 402 7123 jason.thompson@indivior.com
	Tim Owens	Director, Investor Relations Indivior PLC	+1 804 263 3978 timothy.owens@indivior.com
Media Enquiries	Jonathan Sibun	Teneo U.S. Media Inquiries	+44 (0)20 7353 4200 +1 804 594 0836 Indiviormediacontacts@indivior.com